UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 – Final Amendment) *

PALTALK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69764K106

(CUSIP Number)

Lance Laifer

1616 E 56th Street

Chicago, Illinois 60637

646-398-4819

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69764K106
1. Names of Reporting Persons. Lance Laifer
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 398,595
8. Shared Voting Power 0
9. Sole Dispositive Power 398,595
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 398,595
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 4.1%(1)
14. Type of Reporting Person (See Instructions) IN

(1)	The percentage is calculated based on 9,792,264 shares of Common Stock, par value $0.001 per share (“Common Stock”), of Paltalk, Inc. (the “Issuer”) outstanding as of October 19, 2021, consisting of (i) 8,239,764 shares of Common Stock as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which was filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 10, 2021 plus (ii) 1,552,500 shares of Common Stock issued pursuant to the October Offering (defined below) as disclosed in the Issuer’s Current Report on Form 8-K which was filed by the Issuer with the Commission on October 19, 2021.

CUSIP No. 69764K106
1. Names of Reporting Persons. Laifer Capital Management, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 368,595
8. Shared Voting Power 0
9. Sole Dispositive Power 368,595
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 368,595
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 3.7%(1)
14. Type of Reporting Person (See Instructions) CO, IA

(1)	The percentage is calculated based on 9,792,264 shares of Common Stock, par value $0.001 per share (“Common Stock”), of Paltalk, Inc. (the “Issuer”) outstanding as of October 19, 2021, consisting of (i) 8,239,764 shares of Common Stock as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which was filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 10, 2021 plus (ii) 1,552,500 shares of Common Stock issued pursuant to the October Offering (defined below) as disclosed in the Issuer’s Current Report on Form 8-K which was filed by the Issuer with the Commission on October 19, 2021.

CUSIP No. 69764K106
1. Names of Reporting Persons. Hilltop Partners, L.P.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 354,109
8. Shared Voting Power 0
9. Sole Dispositive Power 354,109
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 354,109
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 3.6%(1)
14. Type of Reporting Person (See Instructions) PN

(1)	The percentage is calculated based on 9,792,264 shares of Common Stock, par value $0.001 per share (“Common Stock”), of Paltalk, Inc. (the “Issuer”) outstanding as of October 19, 2021, consisting of (i) 8,239,764 shares of Common Stock as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which was filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 10, 2021 plus (ii) 1,552,500 shares of Common Stock issued pursuant to the October Offering (defined below) as disclosed in the Issuer’s Current Report on Form 8-K which was filed by the Issuer with the Commission on October 19, 2021.

Explanatory Note

This Amendment No. 1 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 17, 2016 (the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

On August 2, 2021, the Issuer entered into an underwriting agreement with Maxim Group LLC, as representative of the underwriters (the “Underwriter”), relating to a firm commitment underwritten offering of 1,333,310 shares of the Issuer’s Common Stock (including an over-allotment option granted to the Underwriter to purchase 173,910 shares). The offering was made pursuant to the Issuer’s Registration Statement on Form S-1 (File No. 333-257036), initially filed on June 11, 2021, as amended from time to time, which was declared effective on August 2, 2021 (the “August Offering”). The August Offering, including the full exercise of the over-allotment option, closed on August 5, 2021.

Additionally, on October 14, 2021, the Issuer entered into an underwriting agreement with the Underwriter, relating to a firm commitment underwritten offering of 1,552,500 shares of the Issuer’s Common Stock (including an over-allotment option for the Underwriter to purchase 202,500 shares of Common Stock). The offering was made pursuant to the Issuer’s Registration Statement on Form S-3 (File No. 333-260063) filed on October 5, 2021, which was declared effective on October 14, 2021 (the “October Offering”). A preliminary prospectus supplement was filed with the Commission on October 14, 2021, and a final prospectus supplement was filed with the Commission on October 18, 2021. The October Offering, including the full exercise of the over-allotment option, closed on October 19, 2021.

The August Offering and October Offering resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Schedule 13D and reduced the Reporting Persons’ beneficial ownership below five percent (5%) of the Issuer’s Common Stock. Consequently, this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the shares of common stock, par value $0.001 per share, of Paltalk, Inc., a Delaware corporation, with principal executive offices at 30 Jericho Executive Plaza, Suite 400E, Jericho, New York 11753.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended to delete subsection (b) thereof and replace it in its entirety with the following:

(b) Business Address:

1616 E 56th Street

Chicago, Illinois 60637

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(e) of the Schedule 13D are hereby amended and restated as follows:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons are stated in Items 11 and 13 on the cover pages hereto.

(b) Number of shares as to which each Reporting Person has:

Hilltop Partners has the sole power: (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 354,109 shares of Common Stock beneficially owned by it. Hilltop Partners’ power to vote and dispose of its shares rests with LCM, in its capacity as the General Partner of Hilltop Partners.

LCM has the sole power: (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 354,109 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop Partners. LCM has the sole power: (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 14,486 shares of Common Stock owned by Hilltop Offshore, in its capacity as Investment Adviser to Hilltop Offshore.

(e) Hilltop Partners, L.P. ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on August 5, 2021. Lance Laifer ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on October 19, 2021. Therefore, this Final Amendment constitutes the final amendment to the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

In connection with the August Offering, Mr. Laifer and Hilltop Partners, L.P. entered into lock-up agreements (the “August 2021 Lock-up Agreement”) with the Underwriter. Pursuant to the August 2021 Lock-up Agreement, the directors, executive officers and certain significant stockholders of the Issuer agreed not to sell, transfer or otherwise dispose of securities of the Issuer, without the prior written consent of the Underwriter, for a 180-day period, subject to certain limitations therein.

References to and the description of the August 2021 Lock-up Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the August 2021 Lock-up Agreement, which is attached hereto as Exhibit 99.5 and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.3 to Schedule 13D filed by the Reporting Persons with the SEC on October 17, 2016).
99.2	Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, AVM, SAVM Acquisition Corporation, and Jason Katz, as representative of the stockholders of AVM (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2016).
99.3	Escrow Agreement, dated October 7, 2016, by and among the Issuer, Jason Katz, as representative of the former stockholders of AVM, and Corporate Stock Transfer, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 11, 2016).
99.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 99.3 to Schedule 13D filed by the Reporting Persons with the SEC on October 17, 2016).
99.5	Form of Lock-Up Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2021

HILLTOP PARTNERS, L.P.

	By:	Laifer Capital Management, Inc.,
as General Partner

	By:	/s/ Lance Laifer
	Name:	Lance Laifer
	Title:	President

LAIFER CAPITAL MANAGEMENT, INC.

By:	/s/ Lance Laifer
Name:	Lance Laifer
Title:	President

/s/ Lance Laifer
Name:	Lance Laifer